UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

CSI Compressco LP
(Exact name of registrant as specified in its charter)

Delaware	1-35195	94-3450907
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

3809 S. FM 1788
Midland, Texas 79706
(Address of Principal Executive Offices and Zip Code)

James P. Rounsavall		(432) 296-5977
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[ X ] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

FORM SD of CSI COMPRESSCO LP
Reporting Year ended December 31, 2014

Section 1-Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
This Specialized Disclosure Report of CSI Compressco LP (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting year ended December 31, 2014.
Conflict Minerals Disclosure
The Company has filed a Conflict Minerals Report as Exhibit 1.01 to this Specialized Disclosure Report. The Conflict Minerals Report is provided on the Company’s publicly available website at http://www.compressco.com/ under “Investor Relations,” “CSI Compressco LP,” and then “Corporate Governance.” The website and the information accessible through it are not incorporated into this Specialized Disclosure Report.
Item 1.02 Exhibit
As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing a Conflict Minerals Report as Exhibit 1.01 to this Specialized Disclosure Report.
Section 2-Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this Report

Exhibit Number	Description
1.01	Conflict Minerals Report of CSI Compressco LP

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CSI Compressco LP (Registrant)
By:	CSI Compressco GP Inc., its general partner
By:	/s/Timothy A. Knox	May 27, 2015
	Timothy A. Knox, President	(Date)
(Principal Executive Officer)

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